CUSIP No. 923359103	Page 1 of 10

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

Schedule 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)

Under the Securities Exchange Act of 1934
(Amendment No. ___)*

VERAZ NETWORKS, INC.
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

923359103
(CUSIP Number)

August 16, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended ("Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 923359103	Page 2 of 10

1.	Name of Reporting Person
I. R. S. Identification No. of Above Person (entities only)

Mercury Ventures II, Ltd. I.R.S. Identification No. 20-4736567
2.	Check the Appropriate Box if a Member of a Group*	(a) ☐
(b) ☐
3.	SEC Use Only

4.	Citizenship or Place of Organization	Texas

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power	2,304,516(1)
	6.	Shared Voting Power	-0-
	7.	Sole Dispositive Power	2,304,516 (1)
	8.	Shared Dispositive Power	-0-
9.	Aggregate Amount Beneficially Owned by Each Reporting Person	2,304,516(1)

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares*	☐

11.	Percent of Class Represented by Amount in Row (9)	5.20%(2)

12.	Type of Reporting Person*	PN

(1)
Mr. Howe exercises voting and disposition power over such shares on behalf of Mercury Management, L.L.C. (“Mercury Management”), the General Partner of Mercury Ventures II, Ltd. (“Mercury Ventures II”), which is the General Partner of both Mercury Fund VIII, Ltd. (“Mercury VIII”) and Mercury Fund IX, Ltd. (“Mercury IX”), which own 1,872,574 and 431,942 shares of common stock (“Common Stock”) of Veraz Networks, Inc. (“Veraz”), respectively.

(2)	Assumes a total of 44,286,683 shares of Common Stock outstanding based on the Veraz Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2010 filed on August 16, 2010.

CUSIP No. 923359103	Page 3 of 10

1.	Name of Reporting Person
I. R. S. Identification No. of Above Person (entities only)

Mercury Management, L.L.C. I.R.S. Identification No. 75-2796232
2.	Check the Appropriate Box if a Member of a Group*	(a) ☐
(b) ☐
3.	SEC Use Only

4.	Citizenship or Place of Organization	Texas

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power	2,304,516 (1)
	6.	Shared Voting Power	-0-
	7.	Sole Dispositive Power	2,304,516 (1)
	8.	Shared Dispositive Power	-0-
9.	Aggregate Amount Beneficially Owned by Each Reporting Person	2,304,516(1)

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares*	☐

11.	Percent of Class Represented by Amount in Row (9)	5.20%(2)

12.	Type of Reporting Person*	OO

(1)
Mr. Howe exercises voting and disposition power over such shares on behalf of Mercury Management, the General Partner of Mercury Ventures II, which is the General Partner of both Mercury VIII and Mercury IX, which own 1,872,574 and 431,942 shares of Common Stock, respectively.

(2)	Assumes a total of 44,286,683 shares of Common Stock outstanding based on the Veraz Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2010 filed on August 16, 2010.

CUSIP No. 923359103	Page 4 of 10

1.	Name of Reporting Person
I. R. S. Identification No. of Above Person (entities only)

Kevin C. Howe
2.	Check the Appropriate Box if a Member of a Group*	(a) ☐
(b) ☐
3.	SEC Use Only

4.	Citizenship or Place of Organization	United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power	2,304,516 (1)
	6.	Shared Voting Power	-0-
	7.	Sole Dispositive Power	2,304,516 (1)
	8.	Shared Dispositive Power	-0-
9.	Aggregate Amount Beneficially Owned by Each Reporting Person	2,304,516(1)

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares*	☐

11.	Percent of Class Represented by Amount in Row (9)	5.20%(2)

12.	Type of Reporting Person*	IN

(1)
Mr. Howe exercises voting and disposition power over such shares on behalf of Mercury Management, the General Partner of Mercury Ventures II, which is the General Partner of both Mercury VIII and Mercury IX, which own 1,872,574 and 431,942 shares of Common Stock, respectively.

(2)	Assumes a total of 44,286,683 shares of Common Stock outstanding based on the Veraz Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2010 filed on August 16, 2010.

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 923359103	Page 5 of 10

Introduction

Pursuant to Rule 13d-1(k)(1) of the Securities Exchange Act of 1934, as amended, Mercury Ventures II, Ltd. ("Mercury Ventures II"), Mercury Management, L.L.C. ("Mercury Management") and Kevin C. Howe ("Mr. Howe") are making this joint filing on Schedule 13G.

Item 1(a).	Name of Issuer:

Veraz Networks, Inc., a Delaware corporation (“Veraz”)

Item 1(b).	Address of Issuer's Principal Executive Offices:

926 Rock Avenue, Suite 20, San Jose, California  95131

Item 2(a).	Name of Person Filing:

Mercury Ventures II, Ltd.

Mercury Management, L.L.C.

Kevin C. Howe

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The principal business office of Mercury Ventures II, Mercury Management and Mr. Howe is 501 Park Lake Drive, McKinney, Texas  75070.

Item 2(c).	Citizenship:

Mercury Ventures II's place of organization is Texas

Mercury Management's place of organization is Texas

Mr. Howe is a citizen of the United States

Item 2(d).	Title of Class of Securities:

Common stock, $0.001 par value per share (the "Common Stock")

Item 2(e).	CUSIP Number:

923359103

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not Applicable.

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Item 4.	Ownership:

Mercury Ventures II

(a)	Amount beneficially owned:		2,304,516 (1)

(b)	Percent of class:		5.20% (2)

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or direct the vote	2,304,516 (1)

	(ii)	Shared power to vote or direct the vote	-0-

	(iii)	Sole power to dispose or to direct the disposition of	2,304,516 (1)

	(iv)	Shared power to dispose or to direct the disposition of	-0-

(1)
Mr. Howe exercises voting and disposition power over such shares on behalf of Mercury Management, the General Partner of Mercury Ventures II, which is the General Partner of both Mercury Fund VIII, Ltd. (“Mercury VIII”) and Mercury Fund IX, Ltd. (“Mercury IX”), which own 1,872,574 and 431,942 shares of Common Stock, respectively.

(2)	Assumes a total of 44,286,683 shares of Common Stock outstanding based on the Veraz Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2010 filed on August 16, 2010.

Mercury Management

(a)	Amount beneficially owned:		2,304,516 (1)

(b)	Percent of class:		5.20% (2)

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or direct the vote	2,304,516 (1)

	(ii)	Shared power to vote or direct the vote	-0-

	(iii)	Sole power to dispose or to direct the disposition of	2,304,516 (1)

	(iv)	Shared power to dispose or to direct the disposition of	-0-

(1)
Mr. Howe exercises voting and disposition power over such shares on behalf of Mercury Management, the General Partner of Mercury Ventures II, which is the General Partner of both Mercury VIII and Mercury IX, which own 1,872,574 and 431,942 shares of Common Stock, respectively.

(2)	Assumes a total of 44,286,683 shares of Common Stock outstanding based on the Veraz Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2010 filed on August 16, 2010.

CUSIP No. 923359103	Page 7 of 10

Mr. Howe

(a)	Amount beneficially owned:		2,304,516 (1)

(b)	Percent of class:		5.20% (2)

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or direct the vote	2,304,516 (1)

	(ii)	Shared power to vote or direct the vote	-0-

	(iii)	Sole power to dispose or to direct the disposition of	2,304,516 (1)

	(iv)	Shared power to dispose or to direct the disposition of	-0-

(1)
Mr. Howe exercises voting and disposition power over such shares on behalf of Mercury Management, the General Partner of Mercury Ventures II, which is the General Partner of both Mercury VIII and Mercury IX, which own 1,872,574 and 431,942 shares of Common Stock, respectively.

(2)	Assumes a total of 44,286,683 shares of Common Stock outstanding based on the Veraz Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2010 filed on August 16, 2010.

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☐

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

Not Applicable

Item 8.	Identification and Classification of Members of the Group:

The following lists each member of the group filing this Schedule 13G pursuant to Rule 13d-1(c):

Mercury Ventures II, Ltd.

Mercury Management, L.L.C.

Kevin C. Howe

CUSIP No. 923359103	Page 8 of 10

Item 9.	Notice of Dissolution of Group:

Not Applicable

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

[Remainder of Page Intentionally Left Blank]

CUSIP No. 923359103	Page 9 of 10

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 19, 2010	MERCURY VENTURES II, LTD.

	By:	MERCURY MANAGEMENT, L.L.C.
General Partner

	By:	/s/ Kevin C. Howe
	Name:	Kevin C. Howe
	Title:	Manager

August 19, 2010	MERCURY MANAGEMENT, L.L.C.

	By:	/s/ Kevin C. Howe
		Name:	Kevin C. Howe
		Title:	Manager

August 19, 2010	/s/ Kevin C. Howe
Kevin C. Howe

CUSIP No. 923359103	Page 10 of 10

EXHIBIT A
JOINT FILING AGREEMENT